FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         November, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 4th day of November, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES SECURED LOAN

VANCOUVER, B.C., NOVEMBER 4, 2004 – CLEARLY CANADIAN BEVERAGE CORPORATION (TSX: CLV; OTCBB: CCBC) is pleased to announce that it has made arrangements for a secured loan in the aggregate amount of up to Cdn$1.5 million.

The Company has signed a term sheet with Global (GMPC) Holdings Inc. of Toronto, Ontario (“Global”) for a Cdn$1,500,000 loan, to be advanced in two tranches, for a term of twelve months. The advance of the first tranche of Cdn$1,000,000 will be subject to the execution by the Company of definitive loan and security agreements, and the advance of the second tranche of Cdn$500,000 will be subject to the Company meeting certain property valuation requirements. The loan will bear interest at a rate of 12% per annum compounded and payable monthly. The Company has agreed to issue to Global 600,000 common shares as a bonus in connection with the first tranche of the loan and an additional 220,000 common shares for the second tranche of the loan.

The net proceeds of the loan will be used to repay in full all amounts remaining outstanding under the Company’s previous bridge loan from Quest Capital Corp. (approximately Cdn$665,000) and for general working capital purposes. In connection with, and upon completion of the first tranche of the loan, Y&R Investment Capital Inc. will receive a cash fee of Cdn$25,000 and will also receive 175,000 common shares of the Company for arranging the loan with Global.

At this time, the Company also continues to pursue additional private financing to support the Company’s operations and relations with existing suppliers and vendors and to allow for more aggressive marketing and sales activities for its beverage products.

The funding of the loan by Global is also subject to its completion of satisfactory due diligence. Additionally, the loan and the issuance of the bonus shares, and related fees are subject to regulatory approval.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

About Global
Global is a merchant bank which provides bridge loan services (asset back/collateralized financing), to companies across many industries such as oil & gas, mining, real estate, manufacturing, retail, financial services, technology and biotechnology.  For further information, please contact Jason G. Ewart at (416) 488-7760 or visit our website at www.globalbridgeloans.com.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications
(e-mail: vsamson@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.